EXHIBIT 21.2

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of ZAP.

1.	Voltage Vehicles, a Nevada company, wholly owned.

2.	ZAP Rental Outlet, a Nevada company, wholly owned.

3.	ZAP Stores, Inc., a California company, wholly owned.

4.	ZAP Manufacturing, Inc., a Nevada company, wholly owned.

5.	ZAP World Outlet, Inc., a California company, wholly owned.

6.	RAP Group, Inc. a California company, wholly owned.

7.	Portable Energy LLC, a California limited liability company, wholly owned.

8.	Zhejiang Jonway Automobile Co., Ltd., ZAP owns 51% of its equity shares.

9.	Portable Energy LLC, a Nevada Company, wholly owned.